

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2007

Mr. Craig Owens
Chief Financial Officer
Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

> **RE: Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 333-13302**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-11

Income Taxes, page F-14

1.   Reference is made to your policy to recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, associates and

interests in joint ventures, except where you are able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. As this policy differs from U.S. GAAP with respect to investments in domestic subsidiaries, associates and joint ventures, please tell us the effect of the variation for the years presented and the consideration you gave to disclosing the variation in the reconciliation of IFRS to U.S. GAAP in note 43 on page F-47. Refer to paragraphs 31 and 32 of SFAS 109.

Note 17. Short-term Borrowings, page F-36

2.   We note your disclosure regarding a dividend restriction test. Please tell us the extent to which Delhaize America is restricted from transferring funds to you in the form of loans, advances or cash dividends without the consent of the lender. If restricted net assets of Delhaize America exceeded 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. In addition, please provide the condensed financial information and disclosures required by Rule 12-04 of Regulation S-X. Refer to Rule 5-04 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief